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May 17, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Jeffrey Riedler
Michael Rosenthall

Re:       TVAX Biomedical, Inc.
     Rule 477 Application for Withdrawal
     Registration Statement on Form S-1
     File No. 333-177783

Ladies and Gentlemen:

Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TVAX Biomedical, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-177783) (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time due to market conditions.  The Company confirms that no securities of the Company have been sold under the Registration Statement.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (913) 492-2221 or Craig L. Evans of Stinson Morrison Hecker LLP, the Company’s outside counsel, at (816) 842-8600.

Sincerely,

TVAX Biomedical, Inc.

/s/ Gary W. Wood

Gary W. Wood
President and Chief Executive Officer